June 28, 2024

Via Edgar Transmission

Mr. Thomas Jones

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd

Amendment No. 7 to Registration Statement on Form F-1

Filed June 18, 2024

File No. 333-271502

Dear Mr. Jones:

As counsel for the Company and on its behalf, this letter is being submitted in response to the verbal comments on June 28, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

The Company respectfully advises the Staff that with regards to the Selling Shareholders Plan of Distribution on page Alt-23 of the Form F-1, the Company understands and confirms that should there be purchases by a broker-dealer as principal and resales by the broker-dealer for its account, that would constitute a material change and a post-effective amendment would be required.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com